

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2024

Brian J. McDade
Chief Financial Officer
Simon Property Group, Inc.
225 West Washington Street
Indianapolis, IN 46204

> **Re: Simon Property Group, Inc.**
> **Simon Property Group, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Filed February 22, 2024**
> **File Nos. 001-14469 and 001-36110**

Dear Brian J. McDade:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Steven E. Fivel